Exhibit 99.1

Aurinia Pharmaceuticals to Present at the 14th Annual BIO Investor Forum

VICTORIA, British Columbia--(BUSINESS WIRE)--October 19, 2015--Aurinia Pharmaceuticals Inc., (NASDAQ: AUPH / TSX: AUP) today announced that its Chief Operating Officer, Michael R. Martin will present a corporate overview of the company at the 14th annual BIO Investor Forum, taking place October 20th – 21st in San Francisco at the Parc 55 San Francisco Hotel. The presentation will also be available using the webcast link below.

Aurinia Presentation Details
Date:	Wednesday, October 21st, 2015
Time:	11:00 a.m. Pacific Standard Time
Location:	Fillmore Room
Webcast:	http://www.veracast.com/webcasts/bio/investorforum2015/37207102862.cfm

About Aurinia
Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently in the recruitment and enrollment phase of its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurinia Pharmaceuticals
Company:
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Investor & Media:
Michael R. Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com